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                                EXHIBIT (4)(C)
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                          FORM OF POLICY ENDORSEMENT
                  (ANNUITY COMMENCEMENT DATE, SERVICE CHARGE)
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                       AUSA LIFE INSURANCE COMPANY, INC.

 A Stock Company Home Office located at: 4 Manhattanville Road, Purchase, New
                                     York
        Adm. Office located at: 4333 Edgewood Road N.E., Cedar Rapids,
                           Iowa 52499 (800) 553-5957
                 (Hereafter called the Company, we, our or us)

                             AMENDATORY ENDORSEMENT
                                                             [SEAL APPEARS HERE]
Section 1 is amended as follows:

     BENEFICIARY
     Before the Annuity Commencement Date, the person to whom the death proceeds will be paid if the annuitant who is the owner dies (or is the annuitant who is not the owner dies, and the owner has elected to have the death proceeds paid upon the annuitant's death and we agree with such election).

     After the Annuity Commencement Date, the person to whom payments will be made if the annuitant dies.

     YOU, YOUR
     The owner of this policy. Unless otherwise specified on the Policy Data Page, the annuitant and the owner shall be one and the same person. If there is more than one owner, then the death of any owner will be treated the same as the death of the owner.

The Service Charge in Section 4 is amended b the addition of the following:

     The Service Charge will not be deducted on a policy anniversary if the sum of all premiums paid minus the sum of all withdrawals taken equal at least $50,000 on that policy anniversary.

The Guaranteed Return of Fixed Account Payments in Section 5 is amended to be:

     You will always receive at least the premiums paid to, less prior withdrawals and transfers from, the Fixed Account.

The maximum amount that can be transferred out of the Fixed Account during any policy year as stated in Section 7 is amended to be:

     The maximum amount that can be transferred out of the Fixed Account during any policy years is the larger of 1) 25% of the current policy value in the Fixed Account or 2) the amount transferred out of the Fixed Account during the previous policy year. No transfers will be allowed out of the one year Fixed Account except through dollar cost averaging.

Section 8 is amended to be:

     A.  PRIOR TO ANNUITY COMMENCEMENT DATE
     Unless the owner has elected to have the death proceeds paid to the Beneficiary upon the annuitant's death, and we agree to such election, the owner will become the annuitant if the annuitant who is not the owner dies before the Annuity Commencement Date.

     When we have proof that the annuitant who is the owner has died before the Annuity Commencement Date (or that the annuitant has died, if the owner has elected to have the death proceeds paid upon the annuitant's death and we agree to such election), we will provide death proceeds to the beneficiary upon return of the policy.

     The amount of the death proceeds will be the greater of (a) or (b) where:
          (a) is the policy value on the date we receive due proof of death and an election of a method of settlement, and:
          (b)  is the Guaranteed Minimum Death Benefit.
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     The Guaranteed Minimum Death Benefit is equal to the largest Policy Value on the issue date or on any policy anniversary prior to the owner's 81st birthday, plus any premiums paid, less any Adjusted Partial Withdrawals taken, subsequent to the date of the largest anniversary Policy Value.

     Adjusted Partial Withdrawals are equal to the ratio of a) the amount of partial withdrawal taken to b) the Policy Value on the date of, but prior to the partial withdrawal, times c) the amount of the death proceeds on the date of, but prior to the partial withdrawal.

     Interest on death proceeds will be paid as required by law.

     The Beneficiary may elect to receive the death proceeds as a lump sum payment or may use the death proceeds to provide any of the annuity payment options described Section 9.

     The beneficiary who is the deceased owner's surviving spouse may elect to continue this policy rather than receiving the death proceeds. If the beneficiary is not the deceased owner's surviving spouse, or if the death proceeds are being paid upon the death of the annuitant who was not an owner, the death proceeds must be distributed: a) within five years of the date of death, or b) payments must begin within one year of the date of death and must be made for a period certain or for the beneficiary's lifetime, so long as any period certain does not exceed that beneficiary's life expectancy. Death proceeds which are not paid to or for the benefit of a natural person must be distributed within 5 years of the date of death.

     B.  ON OR AFTER THE ANNUITY COMMENCEMENT DATE
     The death proceeds on or after the Annuity Commencement Date depend on the payment option selected. If any owner dies on or after the Annuity Commencement Date, the remaining portion of any interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death.

The payment provision of Section 9.A. is amended to be:

     PAYMENT
     If the annuitant is living and this policy is in force on the Annuity Commencement Date, we will use the Policy Value to make annuity payments to the Payee under Option 3-V with 10 years certain or if elected, under one or more of the other options described in this section. Before the Annuity Commencement Date, if the annuitant who is the owner dies (or if the annuitant dies, and the owner has elected to have the death proceeds paid upon the annuitant's death and we agree with such election) or if you surrender this policy, we will pay any proceeds in one sum, or if elected, all or part of these proceeds may be placed under one or more of the options described in the selection. If we agree, the proceeds may be placed under some other method of payment instead.

     You may direct that the beneficiary shall not have the right to withdraw, assign or commute any sum payable under an option. In the absence of such election or direction, the beneficiary may change the manner of payment or make an election of an option.

This Amendatory Endorsement takes effect and expires concurrently with the Policy to which it is attached and is subject to all the terms and conditions of the Policy not inconsistent herewith.


          /s/  Craig D. Vermie                            /s/ Tom A. Schlossberg
               SECRETARY                                          PRESIDENT